BEELAND MANAGEMENT COMPANY, L.L.C.

Sponsor of THE ROGERS FUNDS

May 14, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Rogers International Raw Materials Fund, L.P. (“Registrant”) – Registration Statement on Form S-1

Dear Ladies and Gentlemen:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the Registration Statement on Form S-1, with exhibits, relating to a proposed offering by the Registrant of limited partnership units. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Beeland Management Company, L.L.C., Registrant’s general partner, for five years. Payment of the filing fee of $10,695 was made by wire transfer on May 13, 2010.

Please contact James Biery at Sidley Austin LLP at (312) 853-7557 or the undersigned at (312) 264-4357 with any questions or comments.

/s/ Lori Sampson

Chicago Board of Trade • 141 W. Jackson Blvd., Suite 1340A • Chicago, Illinois 60604

(312) 264-4375 • Fax (312) 264-4303 • (877) 423-3526